

Mail Stop 3720

December 28, 2009

Mr. Kevin T. Michaels
Chief Financial Officer
Powerwave Technologies, Inc.
1801 E. St. Andrew Place
Santa Ana, CA 92705

      RE: **Powerwave Technologies, Inc.**
            Form 10-K for the Fiscal Year Ended December 28, 2008
            Filed March 2, 2009, as amended March 5, 2009 and April 24, 2009
            Forms 10-Q for the Quarterly Periods Ended March 29, 2009,
            June 28, 2009 and September 27, 2009
            Filed May 5, 2009, July 31, 2009 and October 30, 2009
            File No. 000-21507

Dear Mr. Michaels:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                           Sincerely,

                           Larry Spirgel
                           Assistant Director